Att 3/16/2004

VX 3-18-04

[redacted]

04015942

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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SEC FILE NUMBER
**8-52461**

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECD S.E.C.
MAR 1 2004
526

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 AND ENDING12/31/03

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Liquidnet, Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**498 Seventh Avenue, 12th Floor**
(No. and Street)

| **New York** | **New York** | **10018** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Kevin C. Held** **646-674-2000**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**PricewaterhouseCoopers, LLP**
(Name – if individual, state last, first, middle name)

| **1177 Avenue of the Americas** | **New York** | **NY** | **10036** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON
FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

**AFFIRMATION**

I, Eric LeGoff, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liquidnet, Inc., as of December 31, 2003, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature
Chief Operating Officer

KEVIN C. HELD
Notary Public, State of New York
No. 4987491
Qualified in Suffolk County
Commission Expires October 15, 20 05

Notary Public

This report contains:

[X] (a) Facing Page

[X] (b) Statement of Financial Condition.

[X] (c) Statement of Income (Loss).

[X] (d) Statement of Changes in Financial Condition.

[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[X] (g) Computation of Net Capital.

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

# Liquidnet, Inc.

## Statement of Financial Condition
## December 31, 2003

# Liquidnet, Inc.
## Index
## December 31, 2003

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

**Report of Independent Auditors**

To the Stockholder and Board of Directors of
Liquidnet, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Liquidnet, Inc. (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2004

# Liquidnet, Inc.
## Statement of Financial Condition
## December 31, 2003

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 15,541,124 |
| Investment securities, at market | 3,000,000 |
| Receivable from clearing broker | 2,818,391 |
| Other assets | 18,504 |
| Total assets | $ 21,378,019 |
| **Liabilities and stockholder's equity** | |
| Liabilities | |
| Accounts payable | $ 584,254 |
| Accrued compensation | 759,730 |
| Due to affiliate | 39,593 |
| Income taxes payable to Parent | 1,060,336 |
| Due to Parent | 2,773,883 |
| Total liabilities | 5,217,796 |
| **Stockholder's equity** | |
| Common stock, $.01 par value, 3,000 shares authorized, 100 shares issued and outstanding | 1 |
| Additional paid-in capital | 6,345,367 |
| Retained earnings | 9,814,855 |
| Total stockholder's equity | 16,160,223 |
| Total liabilities and stockholder's equity | $ 21,378,019 |

The accompanying notes are an integral part of this financial statement.

## 1. Organization and Nature of Operations

Liquidnet, Inc. (the "Company") was incorporated in the State of Delaware on January 10, 2000. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly-owned subsidiary of Liquidnet Holdings, Inc. (the "Parent") and has two affiliates, Liquidnet Europe Limited, based in London, and Liquidnet Canada Inc., based in Toronto. The Parent is primarily engaged in the design, development, testing and implementation of an electronic institutional brokerage trading system to facilitate the trading of equity securities. The Company facilitates trading by its customers using the brokerage trading system developed by its Parent and generates commission income for facilitating such trades.

## 2. Summary of Significant Accounting Policies

### Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

### Cash and Cash Equivalents
The Company considers overnight deposits, money market accounts and all liquid debt instruments with original maturities of three months or less to be cash equivalents.

As of December 31, 2003, cash equivalents of $15,440,313 is held in one money market fund.

### Investment Securities
Investment securities consist of investments in floating rate redeemable municipal bonds of $3,000,000. These municipal bonds have stated maturities ranging from 24 to 38 years. As of December 31, 2003, these investments are recorded at market value.

All of the investment securities are held by a major financial institution.

### Income Taxes
The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established to reduce the deferred tax assets when, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company files a consolidated federal and combined state income tax return with its Parent. An informal tax sharing agreement exists between the Company and the Parent.

**Receivable from Clearing Broker**
Receivable from clearing broker represents amounts on deposit with the Company's clearing broker of $1,534,425 and commissions receivable for customer security transactions of $1,283,966. In accordance with the Clearing Agreement, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. All amounts receivable from the clearing broker, including amounts on deposit, are available to satisfy the Company's obligations to its clearing broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations.

**Due to Affiliate**
Due to affiliate represents the net of amounts payable to and receivable from Liquidnet Europe Limited. The receivable arises from commission revenue net of associated costs in connection with trades executed by the affiliate on behalf of the Company. The payable is from commission revenue net of associated costs in connection with trades executed by the Company on behalf of the affiliate.

**Fair Value of Financial Instruments**
All financial instruments have carrying values in the statement of financial condition that approximate fair value as they are carried on a mark-to-market basis or are short-term.

**Commissions**
Commissions and related clearing fees are recorded on a trade-date basis.

Pursuant to soft dollar agreements between the Company's customers and third party research providers ("Providers"), the Company collects on behalf of, and remits payments to such Providers, relating to transactions generated by customers as part of these soft dollar arrangements. As of December 31, 2003, amounts owed to the Providers for such soft dollar arrangements totalled $419,973, which is reflected in the accounts payable balance in the statement of financial condition.

**3. Net Capital Requirements**

The Company is a member of the NASD and is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to the Parent, dividend payments and other equity withdrawals are subject to certain limitations and other provisions of the net capital rule of the SEC. At December 31, 2003, the Company's net capital was $15,621,351, which was $15,273,324 in excess of its minimum requirement of $348,027. The ratio of aggregate indebtedness to net capital at December 31, 2003 was 0.33 to 1.

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 because all customer transactions are cleared through its clearing broker on a fully disclosed basis.

## 4. Income Taxes

Although the Company files a consolidated federal and combined state and local returns with its Parent, the income tax expense recorded by the Company is computed on a separate company basis. This expense is included as income taxes payable to the Parent and is reflected as such on the statement of financial condition.

## 5. Related Party Transactions

The Company has entered into license and management fee agreements with its Parent. In connection with the license fee agreement, the Company pays its Parent a monthly license fee, for the development, maintenance and licensing of the electronic brokerage trading system developed by the Parent. For the year ended December 31, 2003, this monthly license fee was charged at $10,000 per installed member of the Company at the end of each month. Under the management fee agreement the Company reimburses its Parent for certain allocated and direct expenses, e.g., rent, office expenses, and market data fees incurred by the Parent on behalf of the Company, at cost plus a 10% mark-up.

All officers and employees of the Company are leased from a third party service provider and covered under the Parent's stock option plan ("Plan"). As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation", the Parent has elected to follow Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB 25") and related accounting interpretations for the Plan. Under APB 25, the Parent and the Company have not recognized any compensation cost for options issued to its employees under the existing stock option plan because the exercise price of the options granted were equal to or greater than the estimated fair value of the underlying stock on the date of grant.

In December 2002, the Board of Directors of the Parent approved modifications to previously granted stock options. Accordingly, the Parent recorded as additional deferred compensation the intrinsic value, being the difference between the exercise price of the original option and estimated fair market value of the Parent as of the date of modification. This amount will be amortized in accordance with the remaining vesting provision.

For the year ended December 31, 2003, amortization expense relating to the Plan for the Company's employees was $8,422.

As of December 31, 2003, the Company anticipates making capital distributions to its Parent within the next six months.